SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SENIOR APPOINTMENTS

Prudential plc (“Prudential”) announces the appointment of John Foley to the new role of Group Investment Director. Currently Group Chief Risk Officer, John will be responsible in his new role for ensuring stronger Group oversight of financial investments. He takes up the new post with immediate effect and will remain on the Prudential Board, reporting to the Group Chief Executive, Tidjane Thiam.

John will be replaced as Group Chief Risk Officer by Pierre-Olivier Bouée, who is currently Managing Director CEO Office, Business Representative for Asia and a member of the Board of Prudential Corporation Asia. Pierre-Olivier joins the Group Executive Committee, reporting to the Chairman of the Group Risk Committee, Sir Howard Davies, and to the Group Chief Executive.

Sir Howard Davies, Chairman of the Group Risk Committee, said: “These appointments underline the Board’s commitment to effective risk management and to stronger oversight of our growing global investment portfolio. I look forward to working with Pierre-Olivier in his new role.”

Tidjane Thiam, Group Chief Executive, Prudential plc, said: “The growing size of the Group, coupled with the increase in global market volatility since the financial crisis, means that it is appropriate to create a new senior role of Group Investment Director to continue to strengthen Group oversight of our £405 billion of assets under management. I am pleased that John has agreed to take on this position. Pierre-Olivier brings to the role of Group Chief Risk Officer a deep understanding of Prudential and its business units as well as an outstanding record of strategic insight and project delivery in his previous roles.”

John Foley said: “I greatly look forward to my new role of Group Investment Director. The sustained outperformance of the investments we have made on behalf of our customers during the recent challenging market conditions has been one of the Group’s great strengths. I will be looking to build on those strengths while continuing to ensure that our customers’ money is invested prudently and without inappropriate risk.”

Pierre-Olivier Bouée said: “I am very pleased to be taking up the position of Group Chief Risk Officer. As a business, we are well positioned to manage the risks and meet the challenges of an uncertain environment, but there should never be any room for complacency. I look forward to continuing to work with the Board and my executive colleagues as we continue to pursue profitable growth within a balanced, prudent risk appetite.”

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

John William Foley

John joined Prudential as Deputy Group Treasurer in 2000, before being appointed Managing Director, Prudential Capital, and Group Treasurer in 2001. He was appointed Chief Executive, Prudential Capital, and to the Group Executive Committee in 2007. In 2010, he was appointed Group Chief Risk Officer and joined the Board. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co. Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 56

Pierre-Olivier Marie Bouée

Pierre-Olivier joined Prudential in 2008 as Business Representative for Asia and Director of Strategy and Corporate Development. At the same time he joined the Board of Prudential Corporation Asia. In 2009 he took on the additional role of Managing Director CEO Office, while maintaining his responsibilities for Group strategy and coordinating the relationship between Group Head Office and the Asian business. From 2004 until 2008, he worked for Aviva, first as Director of Group Strategy and then as Director of Central & Eastern Europe. Pierre-Olivier began his career as a civil servant in the French Treasury before joining McKinsey in 2000 as a consultant working mainly in the international financial institutions sector. Age 42

Shareholding Details

Mr Foley’s interest in shares of Prudential plc at the time of this announcement consists of a total beneficial interest in 239,374 shares and a total interest in 483,765 shares subject to performance conditions.

Regulatory Disclosures

Save as disclosed above there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Mr Foley has confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £405 billion in assets under management (as at 31 December 2012). Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, and including, without limitation, statements containing the words “may”, “will”, “should”, “continue”, “aims”, “estimates”, “projects”, “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of designation as a globally systemically important insurer; the impact of competition, economic growth, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards, or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 August 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Deputy Group Secretary